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                           September 25, 2020

       Patrick Ford
       Chief Financial Officer and Secretary
       NextGen Acquisition Corp
       2255 Glades Road, Suite 324A
       Boca Raton, FL 33431

                                                        Re: NextGen Acquisition
Corp
                                                            Form S-1 filed
September 18, 2020
                                                            File No. 333-248921

       Dear Mr. Ford:

                                                        We have reviewed your
registration statement and have the following comment.

              Please respond to this letter by amending your registration statement. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

       Form S-1

       Exhibit 23.1

   1. The auditor's consent references audit report dated August 14, 2020. However, the audit report included in the
S-1 is dated August 17, 2020. Please revise, accordingly.



               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

              You may contact Paul Cline at 202-551-3851 or Wilson Lee at 202-551-3468 if you have questions regarding comments on the financial statements and related matters. Please
 Patrick Ford
NextGen Acquisition Corp
September 25, 2020
Page 2

contact Todd K. Schiffman at 202-551-3491 or James Lopez at 202-551-3536 with any other questions.



FirstName LastNamePatrick Ford                          Sincerely,
Comapany NameNextGen Acquisition Corp
                                                        Division of Corporation
Finance
September 25, 2020 Page 2                               Office of Real Estate &
Construction
FirstName LastName